

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 27, 2017

<u>Via E-mail</u>
Mr. Juan Figuereo
Chief Financial Officer
Revlon, Inc.
One New York Plaza
New York, NY 10004

> **Re: Revlon, Inc.**
> **Revlon Consumer Products Corporation**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 3, 2017**
> **File Nos. 1-11178 and 33-59650**

Dear Mr. Figuereo:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction